Mail Stop 4561
      June 20, 2006

Ray Thousand
Chief Executive Officer and President
United Pan Am Financial Corp.
3990 Westerly Place
Newport Beach, California  92660

      Re:  	United Pan Am Financial Corp.
		Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-24051


Dear Mr. Thousand:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 3 - Discontinued Operations, page F-9

1. We note that during 2004 you adopted a plan of voluntary dissolution to dissolve and ultimately exit your federal thrift charter and have subsequently sold your bank branches and related deposits. As you appear to continue to hold the loans related to your prior banking operations, please tell us how you considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13. Tell us which specific banking operations you consider to be discontinued operations and your basis for this treatment.

2. We note your disclosure that you have not reclassified the normal net operating costs and interest expense on deposits as discontinued operations because the associated loans funded by the sold deposits are not discontinued and that you believe the cost of the replacement funds from the securitization and warehouse line are very similar to the net cost of deposits. Please tell us your basis for analogizing to the cost of replacement funds, including the specific guidance upon which you relied, to reach your conclusion that you did not need to reclassify the operating costs and interest expense to discontinued operations. Tell us the amount of net operating costs and interest expense recognized for each period presented that you did not reclassify to discontinued operations.

3. Please tell us the composition and source of revenues reported as discontinued operations for the periods presented. In addition, please reconcile the amount of discontinued operations revenues for
2004 and 2003 to the amount of interest income and non-interest income presented for your Investment and Banking segment for 2004 and your Banking segment for 2003.

4. We note your disclosure that in connection with dissolution of your banking operations, you irrevocably guaranteed all remaining obligations of the bank. Please tell us the nature of the remaining obligations that you guaranteed and your maximum loss exposure related to the guarantees.

Note 4 - Summary of Significant Accounting Policies

5. We note that you purchase automobile contracts from dealers at a discount from face value. Please tell us the following with respect to purchased loans:

* the typical time period between origination and purchase of these loans;
* how you and the dealer are compensated for participation in these transactions;
* what you believe the discount from face value represents; and
* how you considered applicability of PB6 and SOP 03-3.

6. We note your disclosure on page 6 that you will not "force place" insurance on an account if insurance lapses and as a result you bear the risk of an uninsured loss in these circumstances. Please tell us and in future filings disclose your accounting policy related to recognizing and measuring this contingent liability. Tell us and in future filings disclose your estimate of the possible loss or range of loss if there is at least a reasonable possibility that a loss may have been incurred. Refer to paragraphs 8 - 10 of SFAS 5.

Note 10 - Borrowings, page F-19

7. We note your disclosure on page F-20 that credit enhancement for your securitizations has been in the form of financial guaranty insurance policies insuring the payment of principle and interest due on the asset-backed securities. Please tell us and in future filings disclose, if material, the amount you paid for these policies for each period presented and how you report this cost in your Statements of Income.


* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449
if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

Ray Thousand
United Pan Am Financial Corp.
June 20, 2006
Page 4